Exhibit 99.1

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) on pages 34 to 38 for a list of defined non-GAAP financial measures, other financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the third quarter of 2022 (Q3 2022 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2021 dated March 3, 2022 (BCE 2021 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2022 dated May 4, 2022 (BCE 2022 First Quarter MD&A) and BCE’s MD&A for the second quarter of 2022 dated August 3, 2022 (BCE 2022 Second Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to November 2, 2022, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2021 dated March 3, 2022 (BCE 2021 AIF) and recent financial reports, including the BCE 2021 Annual MD&A, the BCE 2022 First Quarter MD&A and the BCE 2022 Second Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q3) and nine months (YTD) ended September 30, 2022 and 2021.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and, in particular, but without limitation, section 1.2, Key corporate and business developments, the section and sub-sections entitled Assumptions, section 3.1, Bell Wireless – Key business developments, section 3.2, Bell Wireline – Key business developments, and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to BCE’s anticipated capital expenditures, network deployment plans and the benefits expected to result therefrom, our plans to deliver faster wireless and Internet speeds and Wi-Fi technology and related offerings, the expectation that our available liquidity (as defined in section 4.7, Liquidity) will be sufficient to meet our anticipated cash requirements for the remainder of 2022, the expected completion of the proposed acquisition of Distributel Communications Limited (Distributel) and the benefits expected to result therefrom, Bell Ventures’ planned investments in early-stage and growth companies that provide advanced technology solutions, potential future purchases by BCE of its preferred shares pursuant to a normal course issuer bid (NCIB), BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at November 2, 2022 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of the COVID-19 pandemic, of the conflict between Russia and Ukraine and of general economic conditions, which are difficult to predict, we believe that our assumptions were reasonable at November 2, 2022. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the adverse effects of the COVID-19 pandemic, including from the restrictive measures implemented or to be implemented as a result thereof, and the adverse effects of the conflict between Russia and Ukraine, including from the economic sanctions imposed or to be imposed as a result thereof, and supply chain disruptions resulting therefrom; adverse economic and financial market conditions, including from inflationary pressures, rising interest rates, increasing risk of recession, the COVID-19 pandemic and the conflict between Russia and Ukraine; a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of over-the-top (OTT) television (TV) and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning the conditions and prices at which access to our networks may be mandated and spectrum may be acquired in auctions; the inability to protect our

BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT   |  1

MD&A

physical and non-physical assets from events such as information security attacks, which risk may be exacerbated by the conflict between Russia and Ukraine, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; labour disruptions and shortages; the failure to maintain operational networks; service interruptions or outages due to legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network failures; the risk that we may need to incur significant unplanned capital expenditures to provide additional capacity and reduce network congestion; the complexity of our operations; the failure to implement or maintain highly effective processes and information technology (IT) systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs, and the inability to generate anticipated benefits from acquisitions and corporate restructurings; the failure to evolve practices to effectively monitor and control fraudulent activities; pension obligation volatility and increased contributions to post-employment benefit plans; unfavourable resolution of legal proceedings; the failure to develop and implement strong corporate governance practices and compliance frameworks and to comply with legal and regulatory obligations; the failure to recognize and adequately respond to climate change and other environmental concerns and expectations; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; and internal factors, such as the failure to implement sufficient corporate and business initiatives, as well as various external factors which could challenge our ability to achieve our environmental, social and governance (ESG) targets including, without limitation, those related to greenhouse gas (GHG) emissions reduction and diversity, equity and inclusion.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us. Please see section 9, Business risks of the BCE 2021 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2021 Annual MD&A referred to therein, are incorporated by reference in this cautionary statement. In addition, please see section 4.8, Litigation in the BCE 2022 First Quarter MD&A and in this MD&A for an update to the legal proceedings described in the BCE 2021 AIF, which sections 4.8 are incorporated by reference in this cautionary statement. Please also see section 6, Regulatory environment in the BCE 2022 First Quarter MD&A, in the BCE 2022 Second Quarter MD&A and in this MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2021 Annual MD&A, which sections 6 are incorporated by reference in this cautionary statement. Please also see section 7, Business risks in the BCE 2022 First Quarter MD&A and in the BCE 2022 Second Quarter MD&A for an update to the description of the risk factors relating to the COVID-19 pandemic and general economic conditions described in the BCE 2021 Annual MD&A and for a description of the risk factors relating to the conflict between Russia and Ukraine, which sections 7 are incorporated by reference in this cautionary statement. Any of those risks could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A. Except for the updates set out in section 4.8, Litigation, in section 6, Regulatory environment and in section 7, Business risks of the BCE 2022 First Quarter MD&A; in section 6, Regulatory environment and in section 7, Business risks in the BCE 2022 Second Quarter MD&A; as well as in section 4.8, Litigation and in section 6, Regulatory environment in this MD&A, the risks described in the BCE 2021 Annual MD&A remain substantially unchanged.

Forward-looking statements contained in this MD&A for periods beyond 2022 involve longer-term assumptions and estimates than forward-looking statements for 2022 and are consequently subject to greater uncertainty. In particular, the nature and value of capital expenditures planned to be made by BCE assume our ability to access or generate the necessary sources of capital as well as access the necessary equipment and labour. However, there can be no assurance that the required sources of capital, equipment and labour will be available with the result that the actual nature and value of capital expenditures made by BCE, as well as the timing thereof, could materially differ from current expectations. Forward-looking statements for periods beyond 2022 further assume, unless otherwise indicated, that the risks described above and in section 9, Business risks of the BCE 2021 Annual MD&A will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic in future years.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after November 2, 2022. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

2  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

1 MD&A Overview

1    Overview

In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

In Q2 2022, we applied this agenda decision retrospectively, to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. For further details, see section 7, Accounting policies in this MD&A.

1.1   Financial highlights

BCE Q3 2022 SELECTED QUARTERLY INFORMATION

Operating revenues	Net earnings	Adjusted EBITDA (1)
$6,024	$771	$2,588
million	million	million
+3.2% vs. Q3 2021	(5.2%) vs. Q3 2021	+1.2% vs. Q3 2021

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$715	$801	$1,996	$642
million	million	million	million
(5.5%) vs. Q3 2021	+7.1% vs. Q3 2021	+12.5% vs. Q3 2021	+13.4% vs. Q3 2021

BCE CUSTOMER CONNECTIONS
Wireless	Retail high-speed	Retail TV (2)	Retail residential network
Total mobile phones	Internet (2)		access services (NAS) lines (2)
+5.1%	+6.6%	+0.2%	(7.5%)
9.8 million subscribers	4.1 million subscribers	2.7 million subscribers	2.2 million subscribers
at September 30, 2022	at September 30, 2022	at September 30, 2022	at September 30, 2022

(1)

Adjusted EBITDA is a total of segments measure, and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 8.3, Total of segments measures and section 8.1, Non-GAAP financial measures in this MD&A for more information on these measures.

(2)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail Internet protocol television (IPTV) and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

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1 MD&A Overview

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Operating revenues

Service	5,193	5,099	94	1.8%		15,603	15,107	496	3.3%

Product	831	737	94	12.8%		2,132	2,133	(1)	–

Total operating revenues	6,024	5,836	188	3.2%		17,735	17,240	495	2.9%

Operating costs	(3,436)	(3,278)	(158)	(4.8%)		(9,973)	(9,777)	(196)	(2.0%)

Adjusted EBITDA	2,588	2,558	30	1.2%		7,762	7,463	299	4.0%
Adjusted EBITDA margin (1)	43.0%	43.8%		(0.8) pt	s	43.8%	43.3%		0.5 pts

Net earnings attributable to:

Common shareholders	715	757	(42)	(5.5%)		2,188	2,084	104	5.0%

Preferred shareholders	39	34	5	14.7%		108	98	10	10.2%

Non-controlling interest	17	22	(5)	(22.7%)		63	52	11	21.2%

Net earnings	771	813	(42)	(5.2%)		2,359	2,234	125	5.6%

Adjusted net earnings	801	748	53	7.1%		2,403	2,203	200	9.1%

Net earnings per common share (EPS)	0.78	0.83	(0.05)	(6.0%)		2.40	2.30	0.10	4.3%

Adjusted EPS (2)	0.88	0.82	0.06	7.3%		2.64	2.43	0.21	8.6%

(1)  Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

(2)  Adjusted EPS is a non-GAAP ratio. Refer to section 8.2, Non-GAAP ratios in this MD&A for more information on this measure.

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Cash flows from operating activities	1,996	1,774	222	12.5%		6,309	6,265	44	0.7%

Capital expenditures	(1,317)	(1,164)	(153)	(13.1%)		(3,495)	(3,386)	(109)	(3.2%)

Free cash flow	642	566	76	13.4%		2,691	2,751	(60)	(2.2%)

Q3 2022 FINANCIAL HIGHLIGHTS

BCE operating revenues grew by 3.2% in Q3 2022, compared to the same period last year, resulting from greater year-over-year service revenues of 1.8%, mainly due to strong wireless and Internet performance, partly offset by continued erosion in voice, and satellite TV revenues and lower business solutions services revenue. Bell Media service revenues were stable year over year as lower advertising revenues, due to decreased demand by advertisers as a result of the current economic uncertainty, was essentially offset by higher subscriber revenues. Product revenues also contributed to the overall growth of BCE operating revenues, with a 12.8% year over year increase, primarily due to greater sales mix of premium mobile phones, along with higher equipment sales in our large business market.

Net earnings decreased by $42 million in the third quarter of 2022, compared to the same period last year, mainly due to higher other expense, higher depreciation and amortization, higher interest expense, and higher impairment of assets, partly offset by lower income taxes, higher adjusted EBITDA, lower severance, acquisition and other costs and a higher net return on post-employment benefit plans.

BCE’s adjusted EBITDA increased by 1.2% in Q3 2022, compared to the same period last year, driven by growth in our Bell Wireless segment, partly offset by declines in our Bell Wireline and Bell Media segments. The year-over-year growth in adjusted EBITDA reflected higher revenues, moderated by greater operating costs. This drove a corresponding adjusted EBITDA margin of 43.0% in Q3 2022, down 0.8 pts over the same period last year, due to a higher proportion of low-margin product sales in our total revenue base, storm-related costs, primarily related to Hurricane Fiona, and inflationary expense pressures, partly offset by higher service revenue flow-through.

BCE’s EPS of $0.78 in Q3 2022 decreased by $0.05 compared to the same period last year.

In the third quarter of 2022, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, was $801 million, or $0.88 per common share, compared to $748 million, or $0.82 per common share, for the same period last year.

Cash flows from operating activities in the third quarter of 2022 increased by $222 million, compared to the same period last year, mainly due to lower income taxes paid, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022 and higher adjusted EBITDA, partly offset by lower cash from working capital, and higher interest paid.

Free cash flow in Q3 2022 increased by $76 million, compared to the same period last year, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.

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1 MD&A Overview

1.2   Key corporate and business developments

This section contains forward-looking statements, including relating to the expected completion of the proposed acquisition of Distributel and the benefits expected to result therefrom, Bell Ventures’ planned investments in early-stage and growth companies that provide advanced technology solutions, and potential future purchases by BCE of its preferred shares pursuant to a NCIB. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

BELL WINS CLEAN50 AWARDS FOR ENVIRONMENTAL INNOVATION AND ACCOMPLISHMENT

Bell was named the inaugural GHG Reductions Champion by Canada’s Clean50 Awards in recognition of our success reducing the GHG emissions intensity of our operations. In 2021, we surpassed our target by an additional 15%, with our GHG emissions per network usage showing a 55% improvement compared with our 2019 baseline. In addition, Bell’s solar-powered remote communication towers initiative was named one of the Clean50 Top Projects for 2023, ranking it among the most innovative and inspiring sustainability projects undertaken in Canada in the last two years.

ACQUISITION OF DISTRIBUTEL

On September 2, 2022, Bell announced it plans to acquire Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services. The acquisition of Distributel is expected to support Bell’s strategy to grow residential and business customers. The transaction is valued at up to $335 million, based on the achievement of certain performance objectives, and is expected to close by the end of the year, subject to closing conditions, including regulatory approvals. With this acquisition, Distributel will continue delivering world class, innovative products and services to Canadian consumers and businesses across the country.

LAUNCH OF BELL VENTURES

On October 25, 2022, Bell introduced Bell Ventures, its corporate venture capital initiative to encourage development of early-stage and growth companies that harness the power of Bell’s networks to drive growth and adoption of advanced technological solutions. Building on Bell’s history of innovation and investments, Bell Ventures is a natural extension of Bell’s purpose to advance how Canadians connect with each other and the world. Bell Ventures will invest in early-stage and growth companies that provide advanced technology solutions that will further differentiate Bell’s Fifth Generation (5G) and fibre networks and deliver solutions for its customers, including in the areas of network security, Internet of Things (IoT), robotics, telematics, clean technology (clean tech), augmented / virtual reality (AR/VR), and the metaverse.

APPOINTMENT TO BCE’S BOARD OF DIRECTORS

On October 21, 2022, Louis Vachon was appointed to the BCE Board of Directors. Mr. Vachon will also join the Board’s Management Resources and Compensation Committee and Risk and Pension Fund Committee. Mr. Vachon is an Operating Partner at J.C. Flowers & Co. Previously, he was President and Chief Executive Officer of the National Bank of Canada, from June 2007 to November 2021. Mr. Vachon is also a corporate director who serves on the board of directors of Alimentation Couche-Tard Inc., Groupe CH Inc., MDA Ltd. and Molson Coors Beverage Company, and is involved with a number of social and cultural organizations. He holds a master’s degree in International Finance from Tufts’ Fletcher School, a bachelor’s degree in economics from Bates College, and is a Chartered Financial Analyst. Mr. Vachon is a recipient of the Global Citizens Award from the United Nations Association in Canada, a Member of the Order of Canada, an Officer of the National Order of Québec, a Knight of the Order of Montréal, and was appointed Honorary Lieutenant-Colonel of Les Fusiliers Mont-Royal.

RENEWAL OF NORMAL COURSE ISSUER BID FOR BCE FIRST PREFERRED SHARES

On November 2, 2022, BCE’s Board of Directors authorized the company to renew its NCIB to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares (Preferred Shares) that are listed on the Toronto Stock Exchange (TSX). The NCIB will extend from November 9, 2022 to November 8, 2023, or an earlier date should BCE complete its purchases under the NCIB. Under the NCIB, BCE is authorized to repurchase up to 799,890 Series R Preferred Shares, 212,826 Series S Preferred Shares, 587,013 Series T Preferred Shares, 807,929 Series Y Preferred Shares, 191,850 Series Z Preferred Shares, 1,230,766 Series AA Preferred Shares, 768,873 Series AB Preferred Shares, 1,002,799 Series AC Preferred Shares, 996,320 Series AD Preferred Shares, 651,291 Series AE Preferred Shares, 948,148 Series AF Preferred Shares, 897,953 Series AG Preferred Shares, 501,757 Series AH Preferred Shares, 953,504 Series AI Preferred Shares, 446,496 Series AJ Preferred Shares, 2,319,031 Series AK Preferred Shares, 179,938 Series AL Preferred Shares, 1,043,997 Series AM Preferred Shares, 105,472 Series AN Preferred Shares and 920,000 Series AQ Preferred Shares, representing approximately 10% of the public float in respect of each series of Preferred Shares. The actual number of Preferred Shares to be repurchased under the NCIB and the timing of such repurchases will be at BCE’s discretion and shall be subject to the limitations set out by the TSX. BCE is making this NCIB because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. BCE believes that, in such circumstances, the repurchase of its Preferred Shares represents an appropriate use of its available funds. A copy of BCE’s Notice of Intention to Commence a Normal Course Issuer Bid through the facilities of the TSX may be obtained, without charge, by contacting BCE’s Investor Relations department at investor.relations@bce.ca or by phone at 1-800-339-6353.

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1 MD&A Overview

1.3   Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2021 Annual MD&A, as updated or supplemented in the BCE 2022 First Quarter MD&A, in the BCE 2022 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

We have made certain assumptions concerning the Canadian economy. As almost all public health restrictions in Canada have been lifted, pandemic-related effects on consumer demand are assumed to have dissipated. In addition, we have assumed:

•	Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 3.25% in 2022, representing a decrease from the earlier estimate of 3.5%

•	Elevated consumer price index (CPI) inflation as the demand for goods and services is outpacing the economy’s ability to supply them

•	Tight labour market

•	Slowing household spending growth as higher interest rates weigh on disposable income

•	Slowing business investment growth due to higher financing costs, softening demand and moderating capacity constraints

•	Higher interest rates

•	Higher immigration

•	The conflict between Russia and Ukraine affecting the Canadian economy through elevated food and gasoline prices

•	Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

MARKET ASSUMPTIONS

•	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors

•	The current advertising market is adversely impacted due to economic uncertainty resulting from inflationary pressures, increasing risk of recession and ongoing supply chain challenges

•

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

ASSUMPTIONS UNDERLYING EXPECTED REDUCTIONS IN CONTRIBUTIONS TO OUR DB PENSION PLANS

•

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken

•	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates

•	No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

6  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

2    Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q3 and YTD 2022 compared with Q3 and YTD 2021. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1   BCE consolidated income statements

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE	YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Operating revenues

Service	5,193	5,099	94	1.8%	15,603	15,107	496	3.3%

Product	831	737	94	12.8%	2,132	2,133	(1)	–

Total operating revenues	6,024	5,836	188	3.2%	17,735	17,240	495	2.9%

Operating costs	(3,436)	(3,278)	(158)	(4.8%)	(9,973)	(9,777)	(196)	(2.0%)

Adjusted EBITDA	2,588	2,558	30	1.2%	7,762	7,463	299	4.0%

Adjusted EBITDA margin	43.0%	43.8%		(0.8) pts	43.8%	43.3%		0.5 pts

Severance, acquisition and other costs	(22)	(50)	28	56.0%	(75)	(146)	71	48.6%

Depreciation	(914)	(902)	(12)	(1.3%)	(2,738)	(2,702)	(36)	(1.3%)

Amortization	(267)	(245)	(22)	(9.0%)	(793)	(731)	(62)	(8.5%)

Finance costs

Interest expense	(298)	(272)	(26)	(9.6%)	(827)	(807)	(20)	(2.5%)

Net return (interest) on post-employment benefit plans	13	(5)	18	n.m.	38	(15)	53	n.m.

Impairment of assets	(21)	–	(21)	n.m.	(129)	(167)	38	22.8%

Other (expense) income	(130)	35	(165)	n.m.	(134)	134	(268)	n.m.

Income taxes	(178)	(306)	128	41.8%	(745)	(795)	50	6.3%

Net earnings	771	813	(42)	(5.2%)	2,359	2,234	125	5.6%

Net earnings attributable to:

Common shareholders	715	757	(42)	(5.5%)	2,188	2,084	104	5.0%

Preferred shareholders	39	34	5	14.7%	108	98	10	10.2%

Non-controlling interest	17	22	(5)	(22.7%)	63	52	11	21.2%

Net earnings	771	813	(42)	(5.2%)	2,359	2,234	125	5.6%

Adjusted net earnings	801	748	53	7.1%	2,403	2,203	200	9.1%

EPS	0.78	0.83	(0.05)	(6.0%)	2.40	2.30	0.10	4.3%

Adjusted EPS	0.88	0.82	0.06	7.3%	2.64	2.43	0.21	8.6%

n.m.: not meaningful

2.2   Customer connections

BCE NET ACTIVATIONS (LOSSES)

	Q3 2022	Q3 2021	% CHANGE		YTD 2022	YTD 2021	% CHANGE

Wireless mobile phone net subscriber activations (losses)	224,343	136,464	64.4%		367,280	185,116	98.4%

Postpaid	167,798	114,821	46.1%		285,225	192,179	48.4%

Prepaid	56,545	21,643	n.	m.	82,055	(7,063)	n.	m.

Wireless mobile connected devices net subscriber activations	49,044	33,035	48.5%		97,577	154,643	(36.9%)

Wireline retail high-speed Internet net subscriber activations	89,652	65,779	36.3%		138,296	104,667	32.1%

Wireline retail TV net subscriber activations (losses)	10,853	10,521	3.2%		(9,035)	(3,519)	n.	m.

IPTV	38,093	31,641	20.4%		54,191	46,877	15.6%

Satellite	(27,240)	(21,120)	(29.0%)		(63,226)	(50,396)	(25.5%)

Wireline retail residential NAS lines net losses	(42,853)	(42,755)	(0.2%)		(137,910)	(145,116)	5.0%

Total services net activations	331,039	203,044	63.0%		456,208	295,791	54.2%

n.m.: not meaningful

BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT   |  7

2 MD&A Consolidated financial analysis

TOTAL BCE CUSTOMER CONNECTIONS

	Q3 2022	Q3 2021	% CHANGE

Wireless mobile phone subscribers	9,826,465	9,349,459	5.1%

Postpaid	8,915,270	8,520,518	4.6%

Prepaid	911,195	828,941	9.9%

Wireless mobile connected devices subscribers	2,347,371	2,210,796	6.2%

Wireline retail high-speed Internet subscribers (1)	4,067,039	3,814,035	6.6%

Wireline retail TV subscribers (1)	2,735,000	2,728,961	0.2%

IPTV (1)	1,945,657	1,853,250	5.0%

Satellite	789,343	875,711	(9.9%)

Wireline retail residential NAS lines (1)	2,164,151	2,338,816	(7.5%)

Total services subscribers	21,140,026	20,442,067	3.4%

(1)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

BCE added 331,039 net retail subscriber activations in Q3 2022, increasing by 63.0% compared to the same period last year. The net retail subscriber activations in Q3 2022 consisted of:

•	224,343 wireless mobile phone net subscriber activations, along with 49,044 wireless mobile connected devices net subscriber activations

•	89,652 retail high-speed Internet net subscriber activations

•	10,853 retail TV net subscriber activations comprised of 38,093 retail IPTV net subscriber activations, offset in part by 27,240 retail satellite TV net subscriber losses

•	42,853 retail residential NAS lines net losses

In the first nine months of the year, BCE had 456,208 net retail subscriber activations, increasing by 54.2% compared to the same period in 2021. The year-to-date net retail subscriber activations were comprised of:

•	367,280 wireless mobile phone net subscriber activations, coupled with 97,577 wireless mobile connected devices net subscriber activations

•	138,296 retail high-speed Internet net subscriber activations

•	9,035 retail TV net subscriber losses comprised of 63,226 retail satellite TV net subscriber losses, offset in part by 54,191 retail IPTV net subscriber activations

•	137,910 retail residential NAS lines net losses

At September 30, 2022, BCE’s retail subscriber connections totaled 21,140,026, up 3.4% year over year, and consisted of:

•	9,826,465 wireless mobile phone subscribers, up 5.1% year over year, and 2,347,371 wireless mobile connected devices subscribers, up 6.2% year over year

•	4,067,039 retail high-speed Internet subscribers, 6.6% higher year over year

•

2,735,000 total retail TV subscribers, up 0.2% over the same period last year, comprised of 1,945,657 retail IPTV subscribers, up 5.0% year over year, and 789,343 retail satellite TV subscribers, down 9.9% year over year

•	2,164,151 retail residential NAS lines, down 7.5% year over year

2.3   Operating revenues

BCE	BCE
Revenues	Revenues
(in $ millions)	(in $ millions)

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE	YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Bell Wireless	2,466	2,296	170	7.4%	6,922	6,524	398	6.1%

Bell Wireline	3,046	3,015	31	1.0%	9,054	9,099	(45)	(0.5%)

Bell Media	719	719	–	–	2,365	2,187	178	8.1%

Inter-segment eliminations	(207)	(194)	(13)	(6.7%)	(606)	(570)	(36)	(6.3%)

Total BCE operating revenues	6,024	5,836	188	3.2%	17,735	17,240	495	2.9%

8  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

BCE

Total BCE operating revenues increased by 3.2% in Q3 2022, and by 2.9% in the first nine months of the year, compared to the same periods last year. BCE service revenues of $5,193 million in Q3 2022 and $15,603 million in the first nine months of the year, grew by 1.8% and 3.3%, respectively, over the same periods in 2021. Product revenues of $831 million in Q3 2022 increased by 12.8%, while year-to-date product revenues of $2,132 million remained stable year over year.

The increase in year-over-year operating revenue in Q3 2022 was driven by growth in our Bell Wireless and Bell Wireline segments, whereas our Bell Media segment remained stable compared to last year. During the first nine months of the year, the growth was due to increases in our Bell Wireless and Bell Media segments, offset in part by a decline in our Bell Wireline segment. Bell Wireless operating revenues increased by 7.4% in Q3 2022 and by 6.1% in the first nine months of the year, due to higher service revenues of 7.0%, and 7.8%, respectively, along with higher product revenues of 8.6% and 1.6%, respectively. Bell Media operating revenues remained unchanged in Q3 2022, compared to Q3 2021, but grew by 8.1% year to date, driven by higher subscriber, advertising and other revenues. Bell Wireline operating revenues increased by 1.0% in Q3 2022, compared to the same period last year, resulting from product revenue growth of 46.3%, moderated in part by a service revenue decline of 0.4%. However, during the first nine months of the year, operating revenues declined by 0.5%, compared to the same period in 2021, driven by lower product revenues of 7.2%, as well as service revenue declines of 0.2%.

2.4   Operating costs

BCE	BCE
Operating cost profile	Operating cost profile

Q3 2021	Q3 2022

BCE	BCE
Operating cost profile	Operating cost profile

YTD 2021	YTD 2022

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE	YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Bell Wireless	(1,377)	(1,286)	(91)	(7.1%)	(3,775)	(3,622)	(153)	(4.2%)

Bell Wireline	(1,729)	(1,682)	(47)	(2.8%)	(5,055)	(5,110)	55	1.1%

Bell Media	(537)	(504)	(33)	(6.5%)	(1,749)	(1,615)	(134)	(8.3%)

Inter-segment eliminations	207	194	13	6.7%	606	570	36	6.3%

Total BCE operating costs	(3,436)	(3,278)	(158)	(4.8%)	(9,973)	(9,777)	(196)	(2.0%)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

BCE operating costs increased by 4.8% in Q3 2022 and by 2.0% in the first nine months of the year, compared to the same periods in 2021. The higher Q3 2022 year-over-year expenses were driven by increases in Bell Wireless of 7.1%, Bell Wireline of 2.8% and Bell Media of 6.5%, whereas the higher year-to-date expenses were driven by greater expenses in Bell Wireless of 4.2% and in Bell Media of 8.3%, partly offset by lower expenses in Bell Wireline of 1.1%.

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2 MD&A Consolidated financial analysis

2.5   Net earnings

BCE	BCE
Net earnings	Net earnings
(in $ millions)	(in $ millions)

Net earnings in the third quarter of 2022 decreased by $42 million compared to the same period last year, mainly due to higher other expense, higher depreciation and amortization, higher interest expense, and higher impairment of assets, partly offset by lower income taxes, higher adjusted EBITDA, lower severance, acquisition and other costs and a higher net return on post-employment benefit plans.

Net earnings on a year-to-date basis in 2022 increased by $125 million, compared to the same period last year, mainly due to higher adjusted EBITDA, lower severance, acquisition and other costs, higher net return on post-employment benefit plans, lower income taxes and lower impairment of assets, partly offset by higher other expense, higher amortization and depreciation and higher interest expense.

2.6   Adjusted EBITDA

BCE	BCE
Adjusted EBITDA	Adjusted EBITDA
(in $ millions)	(in $ millions)

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Bell Wireless	1,089	1,010	79	7.8%		3,147	2,902	245	8.4%

Bell Wireline	1,317	1,333	(16)	(1.2%	)	3,999	3,989	10	0.3%

Bell Media	182	215	(33)	(15.3%	)	616	572	44	7.7%

Total BCE adjusted EBITDA	2,588	2,558	30	1.2%		7,762	7,463	299	4.0%

BCE

BCE’s adjusted EBITDA increased by 1.2% in Q3 2022 and by 4.0% in the first nine months of the year, compared to the same periods in 2021. The growth in Q3 2022 was driven by an increase in our Bell Wireless segment, offset in part by declines in our Bell Media and Bell Wireline segments. The increase in the first nine months of the year reflected growth across all three of our segments.

The year-over-year growth in adjusted EBITDA for Q3 2022 and for the first nine months of the year was driven by higher operating revenues, partly offset by greater operating costs. Adjusted EBITDA margin in Q3 2022 of 43.0%, declined by 0.8 pts over the same period last year, due to an increased proportion of low-margin product sales in our total revenue base, storm-related costs, primarily related to Hurricane Fiona, and inflationary cost pressures, partly offset by greater service revenue flow-through. During the first nine months of the year, adjusted EBITDA margin of 43.8% increased by 0.5 pts over the same period last year, mainly due to higher service revenue flow-through and a decreased proportion of low-margin product sales in our total revenue base, partly offset by storm-related costs and inflationary cost pressures.

10  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

2.7   Severance, acquisition and other costs

2022

Severance, acquisition and other costs of $22 million in the third quarter of 2022 and $75 million on a year-to-date basis included:

•	Severance costs of $9 million in Q3 2022 and $65 million on a year-to-date basis related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $13 million in Q3 2022 and $10 million on a year-to-date basis

2021

Severance, acquisition and other costs of $50 million in the third quarter of 2021 and $146 million on a year-to-date basis included:

•	Severance costs of $25 million in Q3 2021 and $129 million on a year-to-date basis related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $25 million in Q3 2021 and $17 million on a year-to-date basis

2.8   Depreciation and amortization

DEPRECIATION

Depreciation in the third quarter and on a year-to-date basis in 2022 increased by $12 million and $36 million, respectively, compared to the same periods in 2021, mainly due to a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services, partly offset by lower accelerated depreciation of Fourth Generation (4G) network elements as we transition to 5G.

AMORTIZATION

Amortization in the third quarter and on a year-to-date basis in 2022 increased by $22 million and $62 million, respectively, compared to the same periods in 2021, mainly due to a higher asset base.

2.9   Finance costs

INTEREST EXPENSE

Interest expense in the third quarter and on a year-to-date basis in 2022 increased by $26 million and $20 million, respectively, compared to the same periods last year, mainly due to higher average debt balances and higher average interest rates, partly offset by higher capitalized interest.

NET RETURN (INTEREST) ON POST-EMPLOYMENT BENEFIT PLANS

Net return (interest) on our post-employment benefit plans is based on market conditions that existed at the beginning of the year as well as the net post-employment benefit plan asset (liability). On January 1, 2022, the discount rate was 3.2% compared to 2.6% on January 1, 2021.

In the third quarter and on a year-to-date basis in 2022, net return on post-employment benefit increased by $18 million and $53 million, respectively, compared to the same periods last year, as a result of a net asset position in our post-employment benefits plans at the beginning of 2022 compared to a net obligation position at the beginning of 2021, and due to a higher discount rate in 2022.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

2.10 Impairment of assets

2022

Impairment charges for the three and nine months ended September 30, 2022 of $21 million and $129 million, respectively, relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

2021

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio cash-generating units (CGUs).

During Q2 2021, we recognized $163 million of impairment charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment.

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2 MD&A Consolidated financial analysis

2.11  Other (expense) income

2022

Other expense of $130 million in the third quarter of 2022 mainly included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans and losses on operations from our equity investments.

Other expense of $134 million on a year-to-date basis in 2022 mainly included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, losses on our equity investments which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, and early debt redemption costs, partly offset by gains on investments mainly related to the sale of our wholly-owned subsidiary, 6362222 Canada Inc. (Createch), and an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

2021

Other income of $35 million and $134 million in the third quarter and on a year-to-date basis in 2021, respectively, included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by losses on our equity investments, which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures in Q2 2021. Additionally, on a year-to-date basis in 2021, other income included early debt redemption costs.

2.12  Income taxes

Income taxes in the third quarter of 2022 decreased by $128 million compared to the same period in 2021, mainly due to a higher value of uncertain tax positions favourably resolved in 2022 compared to 2021 and lower taxable income.

Income taxes on a year-to-date basis in 2022 decreased by $50 million compared to the same period in 2021, mainly due to a higher value of uncertain tax positions favourably resolved in 2022 compared to 2021, partly offset by higher taxable income.

2.13  Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders in the third quarter of 2022 of $715 million, decreased by $42 million, compared to the same period last year, mainly due to higher other expense, higher depreciation and amortization, higher interest expense, and higher impairment of assets, partly offset by lower income taxes, higher adjusted EBITDA, lower severance, acquisition and other costs and a higher net return on post-employment benefit plans.

Net earnings attributable to common shareholders on a year-to-date basis in 2022 of $2,188 million increased $104 million compared to the same period last year, mainly due to higher adjusted EBITDA, lower severance, acquisition and other costs, higher net return on post-employment benefit plans, lower income taxes and lower impairment of assets, partly offset by higher other expense, higher amortization and depreciation and higher interest expense.

BCE’s EPS of $0.78 in Q3 2022 decreased by $0.05, compared to the same period last year. BCE’s EPS of $2.40 on a year-to-date basis in 2022 increased by $0.10, compared to the same period last year.

In the third quarter of 2022, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, was $801 million, or $0.88 per common share, compared to $748 million, or $0.82 per common share, for the same period last year. Adjusted net earnings in the first nine months of 2022 was $2,403 million, or $2.64 per common share, compared to $2,203 million, or $2.43 per common share, for the first nine months of 2021.

12  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis – Bell Wireless

3    Business segment analysis

3.1   Bell Wireless

This section contains forward-looking statements, including relating to our network deployment plans and the benefits expected to result therefrom. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

KEY BUSINESS DEVELOPMENTS

EXPANSION OF 5G+ AND 5G NETWORKS

Earlier this summer, Bell announced the availability of 5G+ service in southern Ontario. On September 20, 2022, Bell announced the expansion of 5G+ service to more communities across the province, including Hamilton, Markham, Middlesex Centre, North Dumfries, Puslinch and Thames Centre. Bell will continue to expand 5G+ across the country and is on track to offer coverage to approximately 40% of the Canadian population by the end of 2022. Bell also announced the expansion of its 5G service to 84 more communities in Alberta, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Québec. Bell’s award-winning 5G network is now available in all 10 Canadian provinces.

BELL AWARDED CANADA’S FASTEST MOBILE NETWORK BY PCMAG FOR THIRD CONSECUTIVE YEAR

Bell’s wireless network was awarded fastest in Canada for the third year in a row in PCMag’s 2022 Fastest Mobile Networks Canada report, the annual study of mobile network performance across the country. The report also ranks Bell’s 5G network as fastest in the country, scoring fastest in 22 of the 31 cities and rural areas tested, including Toronto, Calgary and Edmonton.

FINANCIAL PERFORMANCE ANALYSIS

Q3 2022 PERFORMANCE HIGHLIGHTS

Bell Wireless	Bell Wireless
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Wireless	Bell Wireless
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

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3 MD&A Business segment analysis – Bell Wireless

Total mobile phone	Mobile phone	Mobile phone	Mobile phone	Mobile phone blended
subscriber growth	postpaid	prepaid	postpaid churn	average revenue per
	net subscriber	net subscriber	in Q3 2022	user (ARPU) (1)
	activations	activations		per month
+5.1%	167,798	56,545	0.90%	+2.2%
Q3 2022 vs. Q3 2021	in Q3 2022	in Q3 2022	improved 0.03 pts	Q3 2022: $60.76
			vs. Q3 2021	Q3 2021: $59.47

(1)

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

BELL WIRELESS RESULTS

REVENUES

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

External service revenues	1,759	1,642	117	7.1%		5,086	4,714	372	7.9%

Inter-segment service revenues	10	12	(2)	(16.7%	)	32	34	(2)	(5.9%	)

Operating service revenues	1,769	1,654	115	7.0%		5,118	4,748	370	7.8%

External product revenues	692	642	50	7.8%		1,797	1,772	25	1.4%

Inter-segment product revenues	5	–	5	n.m.		7	4	3	75.0%

Operating product revenues	697	642	55	8.6%		1,804	1,776	28	1.6%

Bell Wireless operating revenues	2,466	2,296	170	7.4%		6,922	6,524	398	6.1%

n.m.: not meaningful

Bell Wireless operating revenues increased by 7.4% in Q3 2022 and by 6.1% in the first nine months of the year, compared to the same periods last year, due to both higher service revenues and product revenues.

Service revenues increased by 7.0% in Q3 2022 and by 7.8% year to date, compared to the same periods last year, driven by:

•	Continued growth in our mobile phone and connected device subscriber bases

•	Higher roaming revenues due to increased international travel resulting from the easing of COVID-19 global travel restrictions

•	Flow-through of rate increases

These factors were partly offset by:

•	Lower data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited plans

Product revenues increased by 8.6% in Q3 2022 and by 1.6% in the first nine months of the year, compared to the same periods in 2021, mainly driven by a greater sales mix of premium mobile phones. In the first nine months of the year this was partly offset by lower volumes, mainly reduced number of upgrades.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Operating costs	(1,377)	(1,286)	(91)	(7.1%	)	(3,775)	(3,622)	(153)	(4.2%	)

Adjusted EBITDA	1,089	1,010	79	7.8%		3,147	2,902	245	8.4%

Adjusted EBITDA margin	44.2%	44.0%		0.2 p	ts	45.5%	44.5%		1.0 p	ts

Bell Wireless operating costs increased by 7.1% in Q3 2022 and by 4.2% year to date, compared to the same periods last year, driven by:

•	Higher cost of goods sold due to increased product revenues

•	Higher network operating costs from the continued deployment of our mobile 5G network, including costs relating to Hurricane Fiona

•	Greater payments to other carriers corresponding to the higher roaming revenues

Bell Wireless adjusted EBITDA increased by 7.8% in Q3 2022 and by 8.4% in the first nine months of the year, compared to the same periods in 2021, due to greater operating revenues, moderated by higher operating costs. Adjusted EBITDA margin of 44.2% in Q3 2022 and 45.5% year to date, increased by 0.2 pts and 1.0 pts, respectively, compared to the same periods last year, primarily driven by the flow-through of service revenue growth.

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3 MD&A Business segment analysis – Bell Wireless

BELL WIRELESS OPERATING METRICS

	Q3 2022	Q3 2021	CHANGE	% CHANGE	YTD 2022	YTD 2021	CHANGE	% CHANGE

Mobile phones

Blended ARPU ($/month)	60.76	59.47	1.29	2.2%	59.44	57.34	2.10	3.7%

Gross subscriber activations	583,700	470,165	113,535	24.1%	1,348,878	1,158,695	190,183	16.4%

Postpaid	391,165	336,328	54,837	16.3%	888,478	828,038	60,440	7.3%

Prepaid	192,535	133,837	58,698	43.9%	460,400	330,657	129,743	39.2%

Net subscriber activations (losses)	224,343	136,464	87,879	64.4%	367,280	185,116	182,164	98.4%

Postpaid	167,798	114,821	52,977	46.1%	285,225	192,179	93,046	48.4%

Prepaid	56,545	21,643	34,902	n.m.	82,055	(7,063)	89,118	n.m.

Blended churn % (average per month)	1.24%	1.21%		(0.03) pts	1.15%	1.18%		0.03 pts

Postpaid	0.90%	0.93%		0.03 pts	0.82%	0.88%		0.06 pts

Prepaid	4.58%	4.15%		(0.43) pts	4.53%	4.27%		(0.26) pts

Subscribers	9,826,465	9,349,459	477,006	5.1%	9,826,465	9,349,459	477,006	5.1%

Postpaid	8,915,270	8,520,518	394,752	4.6%	8,915,270	8,520,518	394,752	4.6%

Prepaid	911,195	828,941	82,254	9.9%	911,195	828,941	82,254	9.9%

Mobile connected devices

Net subscriber activations	49,044	33,035	16,009	48.5%	97,577	154,643	(57,066)	(36.9%)

Subscribers	2,347,371	2,210,796	136,575	6.2%	2,347,371	2,210,796	136,575	6.2%

n.m.: not meaningful

Mobile phone blended ARPU of $60.76 in Q3 2022 and $59.44 year to date increased by 2.2% and 3.7%, respectively, compared to the same periods last year, reflecting our continued focus on high-quality subscriber growth. The year-over-year increase was driven by:

•	Higher roaming revenues due to increased international travel resulting from the easing of COVID-19 global travel restrictions

•	Flow-through of rate increases

These factors were partly offset by:

•	Lower data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited plans

Mobile phone gross subscriber activations increased by 24.1% in Q3 2022 and by 16.4% in the first nine months of the year, compared to the same periods in 2021, due to both higher prepaid and postpaid gross subscriber activations.

•

Mobile phone postpaid gross subscriber activations increased by 16.3% in Q3 2022 and by 7.3% year to date, compared to the same periods last year, driven by increased immigration due to the easing of COVID-19 restrictions, greater business customer demand, higher retail store traffic, continued 5G momentum and an increased focus on bundling wireless services with Internet

•

Mobile phone prepaid gross subscriber activations grew by 43.9% in Q3 2022 and by 39.2% year to date, compared to the same periods last year, due to greater market activity driven by increased immigration and travel to Canada as a result of the easing of COVID-19 restrictions

Mobile phone net subscriber activations increased by 64.4% in Q3 2022 and by 98.4% in the first nine months of the year, compared to the same periods last year, due to both higher postpaid and prepaid net subscriber activations.

•

Mobile phone postpaid net subscriber activations increased by 46.1% in Q3 2022, compared to the same period last year, driven by greater gross activations, partly offset by higher subscriber deactivations. In the first nine months of the year, net subscriber activations increased by 48.4%, compared to the same period last year, driven by greater gross activations and fewer subscriber deactivations.

•

Mobile phone prepaid net subscriber activations increased by 34,902 in Q3 2022 and by 89,118 year to date, compared to the same periods last year, due to higher gross activations, partly offset by greater subscriber deactivations

Mobile phone blended churn of 1.24% in Q3 2022, increased by 0.03 pts, compared to the same period last year. Conversely, blended churn of 1.15% in the first nine months of the year, improved by 0.03 pts, compared to the same period in 2021.

•

Mobile phone postpaid churn of 0.90% in Q3 2022 and 0.82% year to date, improved by 0.03 pts and 0.06 pts, respectively, compared to the same periods last year, reflecting our continued investment in customer experience, retention and mobile networks

•

Mobile phone prepaid churn of 4.58% in Q3 2022 and 4.53% year to date, increased by 0.43 pts and 0.26 pts, respectively, compared to the same periods last year, due to higher year-over-year customer deactivations, as a result of greater market activity

Mobile phone subscribers at September 30, 2022 totaled 9,826,465, an increase of 5.1%, from 9,349,459 subscribers reported at the end of Q3 2021. This consisted of 8,915,270 postpaid subscribers, an increase of 4.6% from 8,520,518 subscribers at the end of Q3 2021, and 911,195 prepaid subscribers, an increase of 9.9% from 828,941 subscribers at the end of Q3 2021.

Mobile connected device net subscriber activations increased by 16,009 subscribers in Q3 2022, compared to the same period last year, due to lower data device deactivations and higher demand for IoT solutions, including connected car subscriptions. In the first nine months of the year, net subscriber activations declined by 57,066, compared to the same period in 2021, due to greater business IoT deactivations driven largely by one customer and higher net losses from data devices, primarily fewer tablet activations.

Mobile connected device subscribers at September 30, 2022 totaled 2,347,371, an increase of 6.2% from 2,210,796 subscribers reported at the end of Q3 2021.

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3 MD&A Business segment analysis – Bell Wireless

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2021 Annual MD&A, as updated or supplemented in the BCE 2022 First Quarter MD&A, in the BCE 2022 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base

•	Continued strong competitive intensity and promotional activity across all regions and market segments

•	Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality

•	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions

•

Growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due to the continued adoption of unlimited plans

•	Accelerating business customer adoption of advanced 5G, 5G+ and IoT solutions

•	Improving wireless handset device availability in addition to stable device pricing and margins

•

Realization of cost savings related to operational efficiencies enabled by changes in consumer behaviour, digital adoption, product and service enhancements, new call centre and digital investments and other improvements to the customer service experience

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireless business

16  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis – Bell Wireline

3.2   Bell Wireline

This section contains forward-looking statements, including relating to BCE’s anticipated capital expenditures, network deployment plans and the benefits expected to result therefrom, and our plans to deliver faster Internet speeds and Wi-Fi technology and related offerings. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

KEY BUSINESS DEVELOPMENTS

INTRODUCTION OF BELL FIBE GIGABIT 8.0 WITH NORTH AMERICA’S FASTEST INTERNET SPEEDS

Bell introduced Bell Fibe Gigabit 8.0, with symmetrical download and upload speeds of 8 gigabits per second (Gbps), in eligible areas of Toronto. These gigabit (Gb) speeds are the fastest available in the market today among major Internet service providers (ISPs) in North America. Bell will continue to expand availability of Bell Fibe Gigabit 8.0 across its footprint over the coming months, in addition to continuing work on its aggressive fibre buildout, with plans to reach up to 900,000 more homes and businesses across much of Canada with fibre connections this year.

Bell Fibe Gigabit 8.0 includes the new Giga Hub with Wi-Fi 6E, enabling Gb Wi-Fi speeds up to two times faster for connected devices shared in the home than Wi-Fi 6E solutions offered today by other major Canadian ISPs. Wi-Fi 6E is the next evolution of Wi-Fi, enabling faster speeds and lower latency when used with a compatible device and allows customers to work, learn, video chat, stream and game online on any or all of their household devices simultaneously. Bell Giga Hub with Wi-Fi 6E is also now available for customers throughout Ontario and Québec.

EXPANSION OF ALL-FIBRE INTERNET SERVICE

On August 4, 2022, Bell announced a large-scale investment in broadband infrastructure as part of the Ontario Accelerated High Speed Internet Program (AHSIP). Bell is investing over $650 million in partnership with a Government of Ontario investment of $484 million for this historic program. Bell will deploy its all-fibre network to over 80,000 homes and businesses in underserved regions across Ontario as part of AHSIP by 2025. Another benefit from its participation in AHSIP is that Bell will also fully fund fibre deployment to an additional 37,000 homes and businesses in the vicinity of its AHSIP build to reach even more Canadians with this leading broadband technology.

Bell also announced the expansion of pure fibre Internet service to homes and businesses in the Ontario communities of Barrie and Owen Sound and in 7 more communities across rural Manitoba as part of Bell’s capital expenditure acceleration program to invest in national next-generation network infrastructure. Fully funded by Bell, this broadband expansion program will provide fast and high-capacity 100% fibre connections with Internet download speeds of up to 3 Gbps in select areas and access to leading Bell services such as Fibe TV. By the end of this year, Bell will have invested approximately $14 billion in capital expenditures since 2020, including planned capital expenditures of approximately $5 billion in 2022, to accelerate the rollout of its broadband fibre, 5G and rural networks.

FINANCIAL PERFORMANCE ANALYSIS

Q3 2022 PERFORMANCE HIGHLIGHTS

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

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3 MD&A Business segment analysis – Bell Wireline

Retail high-speed Internet (1)	Retail high-speed Internet	Retail TV (1)	Retail IPTV	Retail residential NAS lines (1)
+6.6%	89,652	+0.2%	38,093	(7.5%)

Subscriber growth Q3 2022 vs. Q3 2021	Total net subscriber activations	Subscriber growth Q3 2022 vs. Q3 2021	Total net subscriber activations	Subscriber decline Q3 2022 vs. Q3 2021
	in Q3 2022		in Q3 2022

(1)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

BELL WIRELINE RESULTS

REVENUES

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE	YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Data	1,987	1,976	11	0.6%	5,914	5,885	29	0.5%

Voice	739	778	(39)	(5.0%)	2,266	2,375	(109)	(4.6%)

Other services	77	73	4	5.5%	232	214	18	8.4%

External service revenues	2,803	2,827	(24)	(0.8%)	8,412	8,474	(62)	(0.7%)

Inter-segment service revenues	104	93	11	11.8%	307	264	43	16.3%

Operating service revenues	2,907	2,920	(13)	(0.4%)	8,719	8,738	(19)	(0.2%)

Data	130	86	44	51.2%	302	331	(29)	(8.8%)

Equipment and other	9	9	–	–	33	30	3	10.0%

External product revenues	139	95	44	46.3%	335	361	(26)	(7.2%)

Operating product revenues	139	95	44	46.3%	335	361	(26)	(7.2%)

Bell Wireline operating revenues	3,046	3,015	31	1.0%	9,054	9,099	(45)	(0.5%)

Bell Wireline operating revenues increased by 1.0% in Q3 2022, compared to Q3 2021, driven by growth in product, data and other services revenue, partly offset by continued voice revenue erosion. Conversely, during the first nine months of the year, operating revenue declined by 0.5%, compared to the same period last year, resulting from ongoing voice erosion and lower product sales, partly offset by growth in data and other services revenue.

Bell Wireline operating service revenues decreased by 0.4% in Q3 2022 and by 0.2% in the first nine months of the year, compared to the same periods last year.

•	Data revenues increased by 0.6% in Q3 2022, and by 0.5% year to date, compared to the same periods in 2021, driven by:

•	Greater retail Internet and IPTV subscriber bases, coupled with the flow-through of residential rate increases

•	The acquisition of EBOX and other related companies in February 2022

These factors were partly offset by:

•	Higher acquisition, retention and bundle discounts on residential services

•	Decreased business solutions services revenue including the impact of the sale of our wholly-owned subsidiary Createch on March 1, 2022

•	Continued decline in our satellite TV subscriber base

•	Legacy data and Internet protocol (IP) data services revenue erosion

Additionally, in the first nine months of the year, year-over-year revenues were favourably affected by the Q2 2021 unfavourable retroactive impact from the Canadian
Radio-television and Telecommunications Commission (CRTC) decision on wholesale high-speed Internet access services of $44 million, which did not recur this year.

•	Voice revenues declined by 5.0% in Q3 2022, and by 4.6% in the first nine months of the year, compared to the same periods last year, attributable to:

•	Ongoing retail residential NAS line erosion, as well as business voice erosion, mainly due to technological substitution to wireless and Internet based services

•	Reduced sales of international wholesale long distance minutes

These factors were partly offset by:

•	Flow-through of residential rate increases

•	Other services revenues grew by 5.5% in Q3 2022 and by 8.4% in the first nine months of the year, compared to the same periods last year, driven by greater data and analytics related revenues

Bell Wireline operating product revenues increased by 46.3% in Q3 2022, compared to Q3 2021, mainly due to timing of spend within 2022, as well as delayed spending from prior year, by large business customers. The year-to-date decline of 7.2% over the same period in 2021 was unfavourably impacted by global supply chain challenges.

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3 MD&A Business segment analysis – Bell Wireline

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE	YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Operating costs	(1,729)	(1,682)	(47)	(2.8%)	(5,055)	(5,110)	55	1.1%

Adjusted EBITDA	1,317	1,333	(16)	(1.2%)	3,999	3,989	10	0.3%

Adjusted EBITDA margin	43.2%	44.2%		(1.0) pts	44.2%	43.8%		0.4 p	ts

Bell Wireline operating costs increased by 2.8% in Q3 2022, compared to Q3 2021, due to:

•	Higher product cost of goods sold, driven by the greater year-over-year product revenues

•	Increased repairs expense related to storm damages, primarily due to Hurricane Fiona

•	Inflationary pressures mainly impacting fuel, utilities and salaries expenses

These factors were partly offset by:

•	Lower payments to other carriers and business solutions services costs, driven by lower associated revenues

•	Decreased TV programming and content costs due to package mix along with lower related revenues

During the first nine months of the year, operating costs declined by 1.1%, compared to the same period last year, mainly due to lower product cost of goods sold, attributable to lower product revenues, labour savings driven by lower call volumes to our customer service centres, employee redeployment in 2021 due to the COVID-19 pandemic and workforce reductions, along with the other factors listed above.

Bell Wireline adjusted EBITDA decreased by 1.2% in Q3 2022, compared to Q3 2021, from greater operating expenses, offset in part by higher year-over-year operating revenues. Conversely, during the first nine months of the year, adjusted EBITDA increased by 0.3%, compared to the same period last year, from reduced operating costs, moderated in part by lower operating revenues. Adjusted EBITDA margin of 43.2% in Q3 2022, decreased by 1.0 pts over Q3 2021, due to an increased proportion of low-margin product sales in our total revenue base, the impact of storm-related costs, and continued inflationary cost pressures. During the first nine months of the year, adjusted EBITDA margin of 44.2% increased by 0.4 pts, over the same period in 2021, resulting from a decreased proportion of low-margin product sales in our total revenue base, as well as the retroactive impact of the CRTC decision on wholesale high-speed Internet access services in Q2 2021 which did not recur this year, partly offset by storm-related costs and inflationary cost pressures.

BELL WIRELINE OPERATING METRICS

DATA

Retail high-speed Internet

	Q3 2022	Q3 2021	CHANGE	% CHANGE	YTD 2022	YTD 2021	CHANGE	% CHANGE

Retail net subscriber activations	89,652	65,779	23,873	36.3%	138,296	104,667	33,629	32.1%

Retail subscribers (1)	4,067,039	3,814,035	253,004	6.6%	4,067,039	3,814,035	253,004	6.6%

(1)	In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet subscriber base increased by 67,090 subscribers.

Retail high-speed Internet net subscriber activations increased by 36.3% in Q3 2022, and by 32.1% in the first nine months of the year, compared to the same periods last year, attributable to strong residential net activations resulting from continued growth in our fibre-to-the-premise (FTTP) footprint, greater promotional offers including bundled service offerings and higher back to school activity, partly offset by greater competitive intensity.

Retail high-speed Internet subscribers totaled 4,067,039 at September 30, 2022, up 6.6% from 3,814,035 subscribers reported at the end of Q3 2021.

Retail TV

	Q3 2022	Q3 2021	CHANGE	% CHANGE		YTD 2022	YTD 2021	CHANGE	% CHANGE

Retail net subscriber activations (losses)	10,853	10,521	332	3.2%		(9,035)	(3,519)	(5,516)	n.m.

IPTV	38,093	31,641	6,452	20.4%		54,191	46,877	7,314	15.6%

Satellite	(27,240)	(21,120)	(6,120)	(29.0%	)	(63,226)	(50,396)	(12,830)	(25.5%	)

Total retail subscribers (1)	2,735,000	2,728,961	6,039	0.2%		2,735,000	2,728,961	6,039	0.2%

IPTV (1)	1,945,657	1,853,250	92,407	5.0%		1,945,657	1,853,250	92,407	5.0%

Satellite	789,343	875,711	(86,368)	(9.9%	)	789,343	875,711	(86,368)	(9.9%	)

n.m.: not meaningful

(1)	In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail IPTV subscriber base increased by 9,025 subscribers.

Retail IPTV net subscriber activations increased by 20.4% in Q3 2022 and by 15.6% year to date, compared to the same periods in 2021, resulting from greater activations due to increased Internet pull-through, higher student activity, and greater promotional offers, partly offset by higher deactivations, which are returning to pre-pandemic levels, increased competitive intensity, and greater substitution with OTT services.

Retail satellite TV net subscriber losses increased by 29.0% in Q3 2022 and by 25.5% in the first nine months of the year, compared to the same periods last year, driven by aggressive offers from cable competitors, particularly in rural areas.

Total retail TV net subscriber activations (IPTV and satellite TV combined) increased by 3.2% in Q3 2022, compared to Q3 2021, driven by higher IPTV net activations, offset in part by greater satellite TV net losses. Conversely, during the first nine months of the year, total retail TV net subscriber losses increased by 5,516, compared to the same period last year, from higher satellite TV net losses, offset in part by increased IPTV net activations.

Retail IPTV subscribers at September 30, 2022 totaled 1,945,657, up 5.0% from 1,853,250 subscribers reported at the end of Q3 2021.

Retail satellite TV subscribers at September 30, 2022 totaled 789,343, down 9.9% from 875,711 subscribers reported at the end of Q3 2021.

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3 MD&A Business segment analysis – Bell Wireline

Total retail TV subscribers (IPTV and satellite TV combined) at September 30, 2022 were 2,735,000 representing a 0.2% increase from 2,728,961 subscribers at the end of Q3 2021.

Voice

	Q3 2022	Q3 2021	CHANGE	% CHANGE	YTD 2022	YTD 2021	CHANGE	% CHANGE

Retail residential NAS lines net losses	(42,853)	(42,755)	(98)	(0.2%)	(137,910)	(145,116)	7,206	5.0%

Retail residential NAS lines (1)	2,164,151	2,338,816	(174,665)	(7.5%)	2,164,151	2,338,816	(174,665)	(7.5%)

(1)	In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail residential NAS lines subscriber base increased by 3,456 subscribers.

Retail residential NAS lines net losses remained essentially stable in Q3 2022, increasing by 0.2% compared to Q3 2021. During the first nine months of the year, retail residential NAS lines net losses improved by 5.0%, compared to the same period last year, driven by lower deactivations in Q1 2022 due to the COVID-19 pandemic, partly offset by reduced activations.

Retail residential NAS lines at September 30, 2022 of 2,164,151 declined by 7.5% from 2,338,816 lines reported at the end of Q3 2021. This represented an improvement over the 7.8% rate of erosion experienced in Q3 2021, mainly from fewer deactivations.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2021 Annual MD&A, as updated or supplemented in the BCE 2022 First Quarter MD&A, in the BCE 2022 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint

•	Continued growth in retail Internet and IPTV subscribers

•	Increasing wireless and Internet-based technological substitution

•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Accelerating customer adoption of OTT services resulting in downsizing of TV packages

•

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

•

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, expanding self-serve capabilities, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireline business

20  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis – Bell Media

3.3   Bell Media

KEY BUSINESS DEVELOPMENTS

PARTNERSHIP WITH LIONSGATE FOR CO-DEVELOPMENT DEAL

On September 13, 2022, Bell Media and Lionsgate announced they have teamed up for a co-development deal to produce comedy and drama TV series for the global market. The multiyear partnership enables Lionsgate to act as the global distributor outside Canada for select Bell Media original programming that is produced locally in English and French, including projects Bell Media co-develops with Lionsgate. In Canada, Bell Media distributes projects developed under the partnership. Through this partnership, the companies are committing to work together to seek unique projects and create original Canadian programming that is relevant and relatable to audiences worldwide.

EXPANSION OF ASTRAL IN ALBERTA WITH IMAGINE OUTDOOR PREMIUM DIGITAL NETWORK

Astral Media Inc. (Astral), Canada’s leading out-of-home (OOH) advertising solution provider, acquired Imagine Outdoor Advertising Ltd.’s (Imagine Outdoor) entire digital OOH advertising network in Alberta as of September 1, 2022. The new digital screens bring Astral’s total digital inventory in Alberta to 39 faces, allowing more opportunities for clients to launch impactful and seamless campaigns across the province. The 12 new screens in Calgary and Edmonton range in size between 10 x 20 feet and 12 x 11 feet, and are located alongside major highways and streets, allowing for maximum exposure to audiences.

FINANCIAL PERFORMANCE ANALYSIS

Q3 2022 PERFORMANCE HIGHLIGHTS

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

BELL MEDIA RESULTS

REVENUES

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE	YTD 2022	YTD 2021	$ CHANGE	% CHANGE

External revenues	631	630	1	0.2%	2,105	1,919	186	9.7%

Inter-segment revenues	88	89	(1)	(1.1%)	260	268	(8)	(3.0%)

Bell Media operating revenues	719	719	–	–	2,365	2,187	178	8.1%

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3 MD&A Business segment analysis – Bell Media

Bell Media operating revenues remained stable in Q3 2022, compared to the same period last year, as higher subscriber revenue was offset by lower advertising revenue. Year to date operating revenues increased by 8.1%, compared to the same period last year, driven by higher subscriber, other and advertising revenues. This included continued growth in digital revenue (1) of 40% in Q3 2022 and 58% year to date, compared to the same periods last year.

•

Advertising revenues declined by 2.3% in Q3 2022, compared to the same period last year, due to a slowdown in TV and radio advertising demand driven by the current economic uncertainty resulting from inflationary pressures, a potential recession and ongoing supply chain challenges. Additionally, Q3 2021 advertising revenues also benefited from the federal election. This was partly offset by higher OOH revenues due to the ongoing recovery from the effects of the COVID-19 pandemic. In the first nine months of the year, advertising revenues grew by 3.6% over last year, mainly from higher OOH and radio advertising revenues due to the ongoing recovery from the effects of the COVID-19 pandemic. TV advertising revenues in the first nine months of the year increased modestly mainly due to growth in specialty TV revenues, partly offset by lower conventional TV revenues.

•

Subscriber revenues grew by 2.2% in Q3 2022 and by 9.2% year to date, compared to the same periods last year, primarily from the continued growth in Crave DTC subscribers. Year-to-date revenues also benefited from the impact of a one-time retroactive adjustment related to a contract with a Canadian TV distributor in Q1 2022.

•

Other revenues were essentially stable in Q3 2022, compared to the same period last year. However, year-to-date other revenues increased year over year due to the return of the Formula 1 (F1) Canadian Grand Prix in Q2 2022, which was cancelled in 2021 due to the COVID-19 pandemic.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE
Operating costs	(537)	(504)	(33)	(6.5%	)	(1,749)	(1,615)	(134)	(8.3%	)
Adjusted EBITDA	182	215	(33)	(15.3%	)	616	572	44	7.7%
Adjusted EBITDA margin	25.3%	29.9%		(4.6)	pts	26.0%	26.2%		(0.2)	pts

Bell Media operating costs increased by 6.5% in Q3 2022 and by 8.3% in the first nine months of the year, compared to the same periods last year, due to higher programming and production costs from the return to regular sports broadcast schedules and entertainment programming content deliveries, as 2021 was impacted by COVID-19 related delays. The increase in year-to-date operating costs also reflected higher costs related to the return of the F1 Canadian Grand Prix and the temporary waiving in Q1 2021 of CRTC Part I and II broadcasting license fees due to the COVID-19 pandemic.

Bell Media adjusted EBITDA declined by 15.3% in Q3 2022, compared to the same period last year, due to higher operating costs. Year-to-date adjusted EBITDA grew by 7.7% year over year, driven by higher operating revenues, partly offset by greater operating costs.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2021 Annual MD&A, as updated or supplemented in the BCE 2022 First Quarter MD&A, in the BCE 2022 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Overall revenue expected to reflect continued scaling of our strategic audience management (SAM) TV and Bell demand-side-platform (DSP) buying platforms, as well as DTC subscriber growth

•	Continued escalation of media content costs to secure quality programming, as well as the continued return to normal volumes of entertainment programming

•	Continued scaling of Crave through broader content offering, user experience improvements and Crave Mobile

•	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms

•	Leveraging of first-party data to improve targeting, advertisement delivery and attribution

•	Ability to successfully acquire and produce highly rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

(1)

Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from DTC services and Video on Demand services.

22  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

4    Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1   Net debt (1)

	SEPTEMBER 30, 2022	DECEMBER 31, 2021	$ CHANGE	% CHANGE

Long-term debt	26,767	27,048	(281)	(1.0%)

Debt due within one year	4,686	2,625	2,061	78.5%

50% of preferred shares (2)	1,943	2,002	(59)	(2.9%)

Cash	(583)	(289)	(294)	n.m.

Cash equivalents	(150)	–	(150)	n.m.

Net debt	32,663	31,386	1,277	4.1%

n.m.: not meaningful

(1)	Net debt is a non-GAAP financial measure. See section 8.1, Non-GAAP financial measures in this MD&A for more information on this measure.

(2)

50% of outstanding preferred shares of $3,885 million and $4,003 million at September 30, 2022 and December 31, 2021, respectively, are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $2,061 million in debt due within one year and the decrease of $281 million in long-term debt was due to:

•

the issuance by Bell Canada of Series US-7 Notes, with a total principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars). The Notes are fully and unconditionally guaranteed by BCE.

•	an increase in our securitized receivables of $700 million

•	an increase in our notes payable (net of repayments) of $622 million

•	an increase of $504 million mainly due to foreign exchange fluctuations on hedged U.S. debt

Partly offset by:

•	the early redemption of Series M-26 medium-term note (MTN) debentures with a total principal amount of $1 billion in Canadian dollars

The increase in cash and cash equivalents of $294 million and $150 million, respectively, was mainly due to:

•	$6,309 million of cash flows from operating activities

•	$945 million of issuance of long-term debt

•	$700 million increase in securitized receivables

•	$622 million increase in notes payable

•	$169 million from the issuance of common shares under our employee stock option plan

Partly offset by:

•	$3,495 million of capital expenditures

•	$2,473 million of dividends paid on BCE common shares

•	$1,773 million repayment of long-term debt

•	$206 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

•	$142 million paid, net of cash acquired, mainly for the acquisition of EBOX and other related companies

•	$115 million paid for the repurchase of preferred shares

•	$94 million of dividends paid on BCE preferred shares

4.2   Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2022	909,018,871

Shares issued under employee stock option plan	2,923,759

Outstanding, September 30, 2022	911,942,630

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STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2022	10,778,724	60

Exercised (1)	(2,923,759)	58

Forfeited or expired	(23,624)	65

Outstanding, September 30, 2022	7,831,341	61

Exercisable, September 30, 2022	4,568,421	58

(1)	The weighted average market share price for options exercised during the nine months ended September 30, 2022 was $69.

4.3   Cash flows

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Cash flows from operating activities	1,996	1,774	222	12.5%		6,309	6,265	44	0.7%

Capital expenditures	(1,317)	(1,164)	(153)	(13.1%	)	(3,495)	(3,386)	(109)	(3.2%)

Cash dividends paid on preferred shares	(27)	(31)	4	12.9%		(94)	(93)	(1)	(1.1%)

Cash dividends paid by subsidiaries to non-controlling interest	(11)	(13)	2	15.4%		(36)	(41)	5	12.2%

Acquisition and other costs paid	1	–	1	n.m.		7	6	1	16.7%

Free cash flow	642	566	76	13.4%		2,691	2,751	(60)	(2.2%)

Business acquisitions	(3)	(1)	(2)	n.m.		(142)	(12)	(130)	n.m.

Business dispositions	(1)	–	(1)	n.m.		53	–	53	n.m.

Acquisition and other costs paid	(1)	–	(1)	n.m.		(7)	(6)	(1)	(16.7%)

Spectrum licences	(3)	(418)	415	99.3%		(3)	(418)	415	99.3%

Other investing activities	(8)	(11)	3	27.3%		9	(49)	58	n.m.

(Decrease) increase in notes payable	(34)	(322)	288	89.4%		622	(368)	990	n.m.

Increase (decrease) in securitized receivables	700	(7)	707	n.m.		700	(20)	720	n.m.

Issue of long-term debt	–	1,570	(1,570)	(100.0%	)	945	4,985	(4,040)	(81.0%)

Repayment of long-term debt	(270)	(249)	(21)	(8.4%	)	(1,773)	(2,516)	743	29.5%

Issue of common shares	1	172	(171)	(99.4%	)	169	245	(76)	(31.0%)

Purchase of shares for settlement of share-based payments	(49)	(83)	34	41.0%		(206)	(245)	39	15.9%

Repurchase of preferred shares	–	–	–	–		(115)	–	(115)	n.m.

Cash dividends paid on common shares	(839)	(793)	(46)	(5.8%	)	(2,473)	(2,337)	(136)	(5.8%)

Other financing activities	2	(14)	16	n.m.		(26)	22	(48)	n.m.

Net (decrease) increase in cash	(13)	329	(342)	n.m.		294	1,951	(1,657)	(84.9%)

Net increase in cash equivalents	150	81	69	85.2%		150	81	69	85.2%

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash flows from operating activities in the third quarter of 2022 increased by $222 million, compared to the same period last year, mainly due to lower income taxes paid, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022 and higher adjusted EBITDA, partly offset by lower cash from working capital, and higher interest paid.

Cash flows from operating activities in the first nine months of 2022 increased by $44 million, compared to the same period last year, mainly due to higher adjusted EBITDA, lower income taxes paid, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022, lower severance and other costs paid, partly offset by lower cash from working capital reflecting the timing of supplier payments and higher inventory, and higher interest paid.

Free cash flow in the third quarter of 2022 increased by $76 million, compared to the same period last year, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.

Free cash flow in the first nine months of 2022 decreased by $60 million, compared to the same period last year, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from acquisition and other costs paid.

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CAPITAL EXPENDITURES

	Q3 2022	Q3 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Bell Wireless	248	255	7	2.7%		776	847	71	8.4%

Capital intensity (1)	10.1%	11.1%		1.0	pts	11.2%	13.0%		1.8 p	ts

Bell Wireline	1,038	884	(154)	(17.4%)		2,636	2,471	(165)	(6.7%	)

Capital intensity	34.1%	29.3%		(4.8	) pts	29.1%	27.2%		(1.9) p	ts

Bell Media	31	25	(6)	(24.0%)		83	68	(15)	(22.1%	)

Capital intensity	4.3%	3.5%		(0.8	) pts	3.5%	3.1%		(0.4) p	ts

BCE	1,317	1,164	(153)	(13.1%)		3,495	3,386	(109)	(3.2%	)

Capital intensity	21.9%	19.9%		(2.0	) pts	19.7%	19.6%		(0.1) p	ts

(1)	Capital intensity is defined as capital expenditures divided by operating revenues.

BCE capital expenditures of $1,317 million in Q3 2022 and $3,495 million in the first nine months of the year increased by 13.1% or $153 million and by 3.2% or $109 million, respectively, compared to the same periods last year. This represented a capital intensity ratio of 21.9% in Q3 2022 and 19.7% year to date, up 2.0 pts and 0.1 pts, respectively, over the same periods in 2021. The variances reflected the following:

•

Lower capital spending in our wireless segment of $7 million in Q3 2022 and $71 million year to date, compared to the same periods last year, mainly due to slower pace of spending as we continue to execute on the deployment of our mobile 5G network

•

Higher capital spending in our wireline segment of $154 million in Q3 2022 and $165 million year to date, compared to the same periods last year, primarily due to the continued accelerated rollout of our FTTP network to more homes and businesses, partly offset by lower year-over-year investment in the buildout of our wireless-to-the-premise (WTTP) network, which was essentially completed at the end of last year

•

Higher capital expenditures at Bell Media of $6 million in Q3 2022 and $15 million year to date, compared to the same periods last year, mainly due to greater investment in new generation media content editing infrastructure.

BUSINESS ACQUISITIONS

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario for a total cash consideration of $153 million ($139 million net of cash acquired).

BUSINESS DISPOSITIONS

On March 1, 2022, we completed the previously announced sale of our wholly-owned subsidiary, Createch. We recorded cash proceeds of $54 million.

DEBT INSTRUMENTS

2022

In the third quarter of 2022, we issued debt, net of issuances. This included:

•	$700 million increase in securitized receivables

Partly offset by:

•	$270 million repayment of long-term debt comprised of net payments of leases and other debt

•	$34 million repayment (net of issuances) of notes payable

In the first nine months of 2022, we issued debt, net of repayments. This included:

•

$945 million issuance of long-term debt comprised of the issuance of Series US-7 Notes, with a total principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), partly offset by a $9 million discount on our debt issuance

•	$700 million increase in securitized receivables

•	$622 million issuance (net of repayments) of notes payable

Partly offset by:

•

$1,773 million repayment of long-term debt comprised of the early redemption of Series M-26 MTN debentures with a total principal amount of $1 billion in Canadian dollars, and net payments of leases and other debt of $773 million

2021

In the third quarter of 2021, we issued debt, net of repayments. This included:

•

$1,570 million issuance of long-term debt comprised of the issuance of Series US-5 and Series US-6 Notes, with total principal amounts of $600 million and $650 million in U.S. dollars, respectively ($755 million and $818 million in Canadian dollars, respectively), partly offset by $3 million of discounts on our debt issuances

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Partly offset by:

•	$322 million repayment (net of issuances) of notes payable and bank advances

•	$249 million repayment of long-term debt due to net payments of leases and other debt

•	$7 million decrease in securitized receivables

In the first nine months of 2021, we issued debt, net of repayments. This included:

•

$4,985 million issuance of long-term debt comprised of the issuance of Series US-3, Series US-4, Series US-5 and Series US-6 Notes, with total principal amounts of $600 million, $500 million, $600 million and $650 million in U.S. dollars, respectively ($747 million, $623 million, $755 million and $818 million in Canadian dollars, respectively), and the issuance of Series M-54, Series M-55 and Series M-56 MTN debentures, with total principal amounts of $1 billion, $550 million and $500 million in Canadian dollars, respectively, partly offset by $8 million of discounts on our debt issuances

Partly offset by:

•

$2,516 million repayment of long-term debt comprised of the early redemption of Series M-40 MTN debentures with a total principal amount of $1,700 million in Canadian dollars and net payments of leases and other debt of $816 million

•	$368 million repayment (net of issuances) of notes payable and bank advances

•	$20 million decrease in securitized trade receivables

SPECTRUM LICENCES

In Q3 2021, Bell Mobility Inc. (Bell Mobility) secured the right to acquire 271 licences in a number of urban and rural markets for 678 million Megahertz per Population (MHz-Pop) of 3500 Megahertz (MHz) spectrum for $2.07 billion. On August 13, 2021, Bell Mobility made the required deposit of $415 million to Innovation, Science and Economic Development Canada (ISED). The remaining balance was paid in Q4 2021.

ISSUANCE OF COMMON SHARES

The issuance of common shares in the third quarter and on a year-to-date basis in 2022 decreased by $171 million and $76 million, respectively, compared to the same periods in 2021, due to a lower number of exercised stock options.

REPURCHASE OF PREFERRED SHARES

In Q1 2022, BCE redeemed its 4,600,000 issued and outstanding Cumulative Redeemable First Preferred Shares, Series AO for a total cost of $115 million.

CASH DIVIDENDS PAID ON COMMON SHARES

In the third quarter of 2022, cash dividends paid on common shares increased by $46 million compared to Q3 2021, due to a higher dividend paid in Q3 2022 of $0.9200 per common share compared to $0.8750 per common share in Q3 2021.

In the first nine months of 2022, cash dividends paid on common shares increased by $136 million compared to 2021, due to a higher dividend paid in the first nine months of 2022 of $2.7150 per common share compared to $2.5825 per common share for the same period last year.

4.4   Post-employment benefit plans

For the three months ended September 30, 2022, we recorded a decrease in our post-employment benefit plans and a loss, before taxes, in OCI of $563 million, due to a lower actual discount rate of 5.1% at September 30, 2022, compared to 5.3% at June 30, 2022, lower-than-expected return on plan assets and experience losses, partly offset by a decrease in the effect of the asset limit.

For the nine months ended September 30, 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $670 million, due to a higher actual discount rate of 5.1% at September 30, 2022, compared to 3.2% at December 31, 2021, partly offset by a loss on plan assets, an increase in the effect of the asset limit and experience losses.

For the three and nine months ended September 30, 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $668 million and $2,807 million, respectively, due to a higher actual discount rate of 3.5% at September 30, 2021, compared to 3.3% at June 30, 2021 and 2.6% at December 31, 2020, partly offset by a lower-than-expected return on plan assets in 2021.

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4 MD&A Financial and capital management

4.5   Financial risk management

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			SEPTEMBER 30, 2022		DECEMBER 31, 2021

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	51	51	66	67

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	24,122	21,731	23,729	26,354

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

September 30, 2022

Publicly-traded and privately-held investments (3)	Other non-current assets	176	14	–	162

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	336	–	336	–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–	(149)

Other	Other non-current assets and liabilities	130	–	179	(49)

December 31, 2021

Publicly-traded and privately-held investments (3)	Other non-current assets	183	24	–	159

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	279	–	279	–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–	(149)

Other	Other non-current assets and liabilities	122	–	185	(63)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)	Unrealized gains and losses are recorded in OCI in the statements of comprehensive income and are reclassified from Accumulated OCI to Deficit in the statements of financial position when realized.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the income statements.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and certain foreign currency debt.

In Q1 2022, we entered into cross currency interest rate swaps with a total notional amount of $750 million in U.S. dollars ($954 million in Canadian dollars) to hedge the U.S. currency exposure of our US-7 Notes maturing in 2052. See section 4.1, Net debt, in this MD&A, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $10 million (loss of $9 million) recognized in net earnings at September 30, 2022 and a gain of $142 million (loss of $126 million) recognized in Other comprehensive (loss) income at September 30, 2022, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $4 million recognized in Other comprehensive (loss) income at September 30, 2022, with all other variables held constant.

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The following table provides further details on our outstanding foreign currency forward contracts and options as at September 30, 2022.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow (1)	USD	1,200	CAD	1,606	2022	Loans

Cash flow	USD	1,025	CAD	1,353	2022	Commercial paper

Cash flow	USD	220	CAD	280	2022	Anticipated purchases

Cash flow	PHP	590	CAD	14	2022	Anticipated purchases

Cash flow	PHP	2,147	CAD	50	2023	Anticipated purchases

Cash flow	USD	796	CAD	989	2023	Anticipated purchases

Cash flow	USD	524	CAD	656	2024	Anticipated purchases

Cash flow – call options	USD	40	CAD	52	2022	Anticipated purchases

Cash flow – put options	USD	40	CAD	51	2022	Anticipated purchases

Economic	USD	6	CAD	7	2022	Anticipated purchases

Economic	USD	156	CAD	196	2023	Anticipated purchases

Economic – call options	USD	38	CAD	45	2022	Anticipated purchases

Economic – call options	CAD	47	USD	38	2022	Anticipated purchases

Economic – put options	USD	120	CAD	147	2022	Anticipated purchases

Economic – call options	CAD	225	USD	156	2023	Anticipated purchases

Economic – put options	USD	156	CAD	196	2023	Anticipated purchases

Economic – call options	CAD	225	USD	156	2024	Anticipated purchases

Economic – put options	USD	156	CAD	195	2024	Anticipated purchases

(1)	Forward contracts to hedge loans secured by receivables under our securitization program. See section 4.7, Liquidity in this MD&A for additional information.

INTEREST RATE EXPOSURES

In Q2 2022, we sold interest rate swaptions maturing in Q3 2022 with a notional amount of $750 million for $6 million to hedge economically the fair value of our Series M-53 MTN debentures. In Q3 2022, swaptions of a notional amount of $500 million were exercised at a loss of $7 million and the remaining swaptions of a notional amount of $250 million matured unexercised. The resulting interest rate swaps of a notional amount of $500 million mature in 2027 and have been designated to hedge the fair value of our Series M-53 MTN debentures. The fair value of these interest rate swaps at September 30, 2022 is a liability of $12 million recognized in Other current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

In Q3 2022, we sold interest rate swaptions maturing in Q4 2022 with a notional amount of $250 million for $3 million to hedge economically the fair value of our Series M-53 MTN debentures. The fair value of these interest rate swaptions at September 30, 2022 was a liability of $3 million recognized in Other current assets and Trade payables and other liabilities in the statements of financial position.

In 2022, we entered into cross currency basis rate swaps maturing in 2023 with a notional amount of $638 million to hedge economically the basis rate exposure on future debt issuances. The fair value of these cross currency basis rate swaps at September 30, 2022 was a liability of $25 million recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026. The fair value of these leveraged interest rate options at September 30, 2022 and December 31, 2021 was a liability of $1 million and $2 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A loss of $1 million and a gain of $1 million for the three and nine months ended September 30, 2022, respectively, relating to these leveraged interest rate options is recognized in Other (expense) income in the income statements.

A 1% increase (decrease) in interest rates would result in a loss of $33 million and a (gain of $29 million) recognized in net earnings at September 30, 2022, with all other variables held constant.

A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain (loss) of $9 million recognized in net earnings at September 30, 2022, with all other variables held constant.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at September 30, 2022 and December 31, 2021 was a net liability of $70 million and a net asset of $130 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position. A loss of $74 million and $80 million for the three and nine months ended September 30, 2022, respectively, relating to these equity forward contracts is recognized in Other (expense) income in the income statements.

A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $32 million recognized in net earnings at September 30, 2022, with all other variables held constant.

4.6   Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2021 Annual MD&A.

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4 MD&A Financial and capital management

4.7   Liquidity

This section contains forward-looking statements, including relating to the expectation that our available liquidity (1), which is comprised of cash and cash equivalents and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose, will be sufficient to meet our cash requirements for the remainder of 2022. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

AVAILABLE LIQUIDITY

Total available liquidity at September 30, 2022 was $3.5 billion, comprised of $583 million in cash, $150 million in cash equivalents, $700 million available under our securitized receivables program and $2.1 billion available under our $3.5 billion committed bank credit facilities (given $1.4 billion of commercial paper outstanding).

We expect our available liquidity to be sufficient to meet our cash requirements for the remainder of 2022, including for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, and other cash requirements.

We continuously monitor our operations, capital markets and the Canadian economy with the objective of maintaining adequate available liquidity.

SECURITIZATION PROGRAM

In Q3 2022, we entered into a new securitization program which replaced our previous securitized trade receivables program and now includes wireless device financing plan receivables. As a result, the maximum amount available under our securitization program increased from $1.3 billion to $2.3 billion.

Similar to the previous program, the securitization program is recorded as a floating rate revolving loan secured by certain receivables. We continue to service trade receivables and wireless device financing plan receivables under the securitization program, which matures in July 2025 unless previously terminated. The lenders’ interest in the collection of these receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of over collateralization and subordination of our retained interests. The lenders have no further claim on our other assets if customers do not pay the amounts owed.

As of September 30, 2022, our loans secured by receivables was $1.2 billion in U.S. dollars ($1.6 billion in Canadian dollars) and the total receivable balance collateralized under the program was $3.2 billion. The foreign currency risk on these loans is managed using foreign currency forward contracts. See section 4.5, Financial risk management in this MD&A for additional details.

CREDIT FACILITIES

In Q3 2022, Bell Canada entered into a 30-year senior unsecured non-revolving credit facility in the aggregate principal amount of up to $443.5 million to partly fund the expansion of its broadband networks as part of government subsidy programs. No amount has yet been drawn under this facility.

In addition, subsequent to quarter end, Bell Canada entered into a second 30-year senior unsecured non-revolving credit facility in the aggregate principal amount of up to $203 million also in order to partly fund the expansion of its broadband networks as part of government subsidy programs. No amount has yet been drawn under this facility.

COMMITMENTS (OFF-BALANCE SHEET)

The following table provides an update at September 30, 2022 of our commitments (off-balance sheet) that are due in 2022 and in each of the next four years and thereafter, that were described in the summary of our contractual obligations set out in section 6.7, Liquidity of the BCE 2021 Annual MD&A.

	2022	2023	2024	2025	2026	THEREAFTER	TOTAL

Commitments for property, plant and equipment and intangible assets	396	1,660	1,095	808	407	1,133	5,499

Purchase obligations	162	557	438	427	558	1,247	3,389

Leases committed not yet commenced	6	3	6	–	–	1	16

Proposed acquisition of Distributel	285	20	–	30	–	–	335

Total	849	2,240	1,539	1,265	965	2,381	9,239

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include OOH advertising spaces, fibre use and real estate. These leases are non-cancellable.

On September 2, 2022, Bell announced it plans to acquire Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services. The transaction is valued at up to $335 million, based on the achievement of certain performance objectives. The transaction is expected to close by the end of the year, subject to closing conditions, including regulatory approvals. The acquisition of Distributel is expected to support Bell’s strategy to grow residential and business customers. The results of Distributel will be included in our Bell Wireline segment.

(1)	Available liquidity is a non-GAAP financial measure. Refer to section 8.1, Non-GAAP financial measures in this MD&A for more information on this measure.

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Subsequent to quarter end, our commitments for property, plant and equipment and intangible assets increased by $499 million, which are payable $50 million in 2022, $104 million in 2023, $108 million in 2024, $102 million in 2025, $92 million in 2026 and $43 million thereafter.

2021

On July 29, 2021, provisional spectrum licence winners in the 3500 MHz spectrum auction were announced by ISED. Bell Mobility secured the right to acquire 271 licences in a number of urban and rural markets for 678 million MHz-Pop of 3500 MHz spectrum for $2.07 billion. On August 13, 2021, Bell Mobility made the required deposit of $415 million to ISED, which is included in Other non-current assets on our consolidated statement of financial position at September 30, 2021. On September 22, 2021, ISED delayed the payment for the remaining balance due to an extension related to ISED’s Consultation on Amendments to SRSP-520, Technical Requirements for Fixed and/or Mobile Systems, Including Flexible Use Broadband Systems, in the Band 3450-3650 MHz. This consultation addressed issues regarding the technical specifications for use of 3500 MHz spectrum, primarily around major airports. The remaining balance was paid in Q4 2021.

4.8   Litigation

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following is an update to the legal proceedings described in the BCE 2021 AIF under section 8, Legal proceedings, as updated in the BCE 2022 First Quarter MD&A.

IP INFRINGEMENT LAWSUITS CONCERNING IPTV, SATELLITE TV AND/OR CRAVE SYSTEMS

On January 19, 2018, a claim for patent infringement was filed in the Federal Court against BCE Inc., Bell Canada, Bell Aliant Regional Communications Inc., Bell MTS Inc. and NorthernTel, Limited Partnership by Rovi Guides, Inc. (Rovi) and Tivo Solutions Inc. (Tivo) (the two Tivo patents were subsequently withdrawn). Trial on the merits for the liability phase was completed in January 2021. On October 7, 2022, the trial judge delivered a judgment dismissing all infringement claims by Rovi against BCE Inc. and its affiliates, and invalidating all four of Rovi’s patents. Rovi has until November 7, 2022 to appeal to the Federal Court of Appeal and has publicly disclosed that it intends to appeal the decision.

30  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

5 MD&A Quarterly financial information

5    Quarterly financial information

BCE’s Q3 2022 Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on November 2, 2022.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2022			2021				2020

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues

Service	5,193	5,233	5,177	5,243	5,099	5,040	4,968	5,090

Product	831	628	673	966	737	658	738	1,012

Total operating revenues	6,024	5,861	5,850	6,209	5,836	5,698	5,706	6,102

Adjusted EBITDA	2,588	2,590	2,584	2,430	2,558	2,476	2,429	2,404

Severance, acquisition and other costs	(22)	(40)	(13)	(63)	(50)	(7)	(89)	(52)

Depreciation	(914)	(933)	(891)	(925)	(902)	(905)	(895)	(872)

Amortization	(267)	(266)	(260)	(251)	(245)	(248)	(238)	(233)

Net earnings from continuing operations	771	654	934	658	813	734	687	721

Net earnings from discontinued operations	–	–	–	–	–	–	–	211

Net earnings	771	654	934	658	813	734	687	932

Net earnings from continuing operations attributable to common shareholders	715	596	877	625	757	685	642	678

Net earnings attributable to common shareholders	715	596	877	625	757	685	642	889

EPS – basic and diluted

Continuing operations	0.78	0.66	0.96	0.69	0.83	0.76	0.71	0.75

Discontinued operations	–	–	–	–	–	–	–	0.23

EPS – basic and diluted	0.78	0.66	0.96	0.69	0.83	0.76	0.71	0.98

Weighted average number of common shares outstanding – basic (millions)	911.9	911.9	910.1	908.8	906.9	905.0	904.5	904.4

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6 MD&A Regulatory environment

6    Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2021 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment, as updated in the BCE 2022 First Quarter MD&A and in the BCE 2022 Second Quarter MD&A.

TELECOMMUNICATIONS ACT

REVIEW OF MOBILE WIRELESS SERVICES

On October 19, 2022, the CRTC issued a decision in which it made certain determinations regarding the terms and conditions of the proposed mobile virtual network operator (MVNO) tariffs previously filed by Bell Mobility, Rogers Communications Canada Inc. (Rogers Canada), Telus Communications Inc. (Telus) and Saskatchewan Telecommunications (SaskTel), and directed them to file revised tariffs reflecting these determinations within 30 days. In the decision, the CRTC directed Bell Mobility, Rogers Canada, Telus and SaskTel to offer MVNO access service to regional carriers with a home radio access network (RAN) and core network actively offering mobile wireless services commercially to retail customers in Canada, and confirmed that similar terms and conditions related to seamless handoffs and 5G in the domestic roaming tariffs should apply to the mandated MVNO tariffs. The CRTC required Bell Mobility, Rogers Canada, Telus and SaskTel to begin accepting requests for MVNO access from regional wireless carriers from the date of the decision. Bell Mobility is required to provide access to the mandated MVNO service in all provinces (excluding Saskatchewan) and in the three territories. It is unclear at this time what impact, if any, the measures set out in this decision could have on our business and financial results, and our ability to make investments at the same levels as we have in the past.

32  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

7 MD&A Accounting policies

7    Accounting policies

BCE’s Q3 2022 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 2, 2022. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2021, except as noted below. BCE’s Q3 2022 Financial Statements do not include all of the notes required in the annual financial statements.

ADOPTION OF AMENDED ACCOUNTING STANDARDS

As required, we adopted the following amendments and clarifications to accounting standards issued by the IASB.

STANDARD	DESCRIPTION	IMPACT

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	These amendments were adopted effective January 1, 2022 and did not have a significant impact on our financial statements.

IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows)	In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

In Q2 2022, we applied this agenda decision retrospectively to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. The application of this agenda decision resulted in the following:

•  an increase in Cash of $82 million with a corresponding decrease in Other current assets in the statement of financial position as at December 31, 2021

•  an increase in Capital expenditures of ($5) million and ($8) million for the three and nine months ended September 30, 2021, respectively, and ($15) million for the year ended December 31, 2021 on the statements of cash flows

•  an increase in Other financing activities of nil and $97 million for the three and nine months ended September 30, 2021, respectively, and $97 million for the year ended December 31, 2021 on the statement of cash flows.

•  no impact on the statement of financial position as at January 1, 2021 as the funding was received in Q1 2021.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

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8 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

8	Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•	Non-GAAP financial measures;

•	Non-GAAP ratios;

•	Total of segments measures;

•	Capital management measures; and

•	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to if the supplementary financial measures’ labelling is not sufficiently descriptive.

8.1	Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use to explain our results as well as reconciliations to the most comparable IFRS financial measures.

ADJUSTED NET EARNINGS

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q3 2022	Q3 2021	YTD 2022	YTD 2021

Net earnings attributable to common shareholders	715	757	2,188	2,084

Reconciling items:

Severance, acquisition and other costs	22	50	75	146

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	74	(61)	80	(221)

Net equity losses on investments in associates and joint ventures	–	–	42	14

Net gains on investments	–	–	(53)	–

Early debt redemption costs	–	–	18	53

Impairment of assets	21	–	129	167

Income taxes for the above reconciling items	(31)	2	(80)	(39)

NCI for the above reconciling items	–	–	4	(1)

Adjusted net earnings	801	748	2,403	2,203

34  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

8 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

ADJUSTED NET INTEREST EXPENSE

The term adjusted net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see section 8.4 – Capital management measures. We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following table is a reconciliation of net interest expense to adjusted net interest expense on a consolidated basis.

	Q3 2022	Q3 2021

Net interest expense (nine months ended September 30, 2022 and 2021, respectively)	805	794

Net interest expense (year ended December 31, 2021 and 2020, respectively)	1,063	1,087

Net interest expense (nine months ended September 30, 2021 and 2020, respectively)	(794)	(818)

12-month trailing net interest expense (ended September 30, 2022 and 2021, respectively)	1,074	1,063

50% of net earnings attributable to preferred shareholders (nine months ended September 30, 2022 and 2021, respectively)	54	49

50% of net earnings attributable to preferred shareholders (year ended December 31, 2021 and 2020, respectively)	66	68

50% of net earnings attributable to preferred shareholders (nine months ended September 30, 2021 and 2020, respectively)	(49)	(52)

50% of 12-month trailing net earnings attributable to preferred shareholders (ended September 30, 2022 and 2021, respectively)	71	65

Adjusted net interest expense for the twelve months ended September 30, 2022 and 2021, respectively	1,145	1,128

AVAILABLE LIQUIDITY

The term available liquidity does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

In Q3 2022, we updated our definition of available liquidity to exclude amounts available under committed credit facilities that may only be used for a pre-determined purpose given that such amounts are not for general use by our businesses. This update was made subsequent to a new committed non-revolving credit facility entered into in Q3 2022 that must exclusively be used to partly fund the expansion of our broadband networks as part of government subsidy programs. See section 4.7, Liquidity, for additional details. This change does not impact the available liquidity amounts previously presented.

We define available liquidity as cash, cash equivalents and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash.

The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	SEPTEMBER 30, 2022	DECEMBER 31, 2021

Cash	583	289

Cash equivalents	150	–

Amounts available under our securitized receivables program (1)	700	400

Amounts available under our committed bank credit facilities (2)	2,099	2,789

Available liquidity	3,532	3,478

(1)

At September 30, 2022 and December 31, 2021, respectively, $700 million and $400 million was available under our securitized receivables program, under which we borrowed $1,600 million and $900 million as at September 30, 2022 and December 31, 2021, respectively. Loans secured by receivables are included in Debt due within one year in our consolidated financial statements.

(2)

At September 30, 2022 and December 31, 2021, respectively, $2,099 million and $2,789 million were available under our committed bank credit facilities, given outstanding commercial paper of $1,022 million in U.S. dollars ($1,401 million in Canadian dollars) and $561 million in U.S. dollars ($711 million in Canadian dollars) as at September 30, 2022 and December 31, 2021, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

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8 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

FREE CASH FLOW AND EXCESS FREE CASH FLOW

The terms free cash flow and excess free cash flow do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define excess free cash flow as free cash flow less dividends paid on common shares.

We consider free cash flow and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow and excess free cash flow on a consolidated basis.

	Q3 2022	Q3 2021	YTD 2022	YTD 2021

Cash flows from operating activities	1,996	1,774	6,309	6,265

Capital expenditures	(1,317)	(1,164)	(3,495)	(3,386)

Cash dividends paid on preferred shares	(27)	(31)	(94)	(93)

Cash dividends paid by subsidiaries to NCI	(11)	(13)	(36)	(41)

Acquisition and other costs paid	1	–	7	6

Free cash flow	642	566	2,691	2,751

Dividends paid on common shares	(839)	(793)	(2,473)	(2,337)

Excess free cash flow	(197)	(227)	218	414

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	SEPTEMBER 30, 2022	DECEMBER 31, 2021

Long-term debt	26,767	27,048

Debt due within one year	4,686	2,625

50% of preferred shares	1,943	2,002

Cash	(583)	(289)

Cash equivalents	(150)	–

Net debt	32,663	31,386

36  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

8 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

8.2   Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

ADJUSTED EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 8.1 – Non- GAAP financial measures.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

DIVIDEND PAYOUT RATIO

The term dividend payout ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. Free cash flow is a non-GAAP financial measure. For further details on free cash flow, see section 8.1 – Non- GAAP financial measures.

We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

8.3   Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

ADJUSTED EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

	Q3 2022	Q3 2021	YTD 2022	YTD 2021

Net earnings	771	813	2,359	2,234

Severance, acquisition and other costs	22	50	75	146

Depreciation	914	902	2,738	2,702

Amortization	267	245	793	731

Finance costs

Interest expense	298	272	827	807

Net (return) interest on post-employment benefit plans	(13)	5	(38)	15

Impairment of assets	21	–	129	167

Other expense (income)	130	(35)	134	(134)

Income taxes	178	306	745	795

Adjusted EBITDA	2,588	2,558	7,762	7,463

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8 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

8.4   Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

ADJUSTED EBITDA TO ADJUSTED NET INTEREST EXPENSE RATIO

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see section 8.1, Non-GAAP financial measures.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

NET DEBT LEVERAGE RATIO

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 8.1, Non-GAAP financial measures. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

8.5   Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to if the supplementary financial measures’ labelling is not sufficiently descriptive.

8.6   KPIs

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION

Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

ARPU	Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.

Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit	Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

• Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

• Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

38  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

9 MD&A Controls and procedures

9    Controls and procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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